Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266136

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated September 21, 2022)

Up to 10,916,647 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 219,616,200 Ordinary Shares Offered by Selling Securityholders

Up to 4,666,667 Warrants to purchase Ordinary Shares offered by the Sponsor

This prospectus supplement supplements the prospectus, dated September 21, 2022 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-266136). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2022 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 10,916,647 Ordinary Shares consisting of (i) 6,249,980 of our ordinary shares, $0.01 nominal value, (“Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 (the “Public Warrants”), which were originally issued in the initial public offering of Oaktree Acquisition Corp. II (“OACB”) at a price of $10.00 per unit, with each unit consisting of one OACB Class A Ordinary Share (as defined in the Prospectus) and one-fourth of a Public Warrant, and (ii) 4,666,667 Ordinary Shares that may be issued upon exercise of warrants issued to Oaktree Acquisition Holdings II, L.P. (the “Sponsor”), and its transferees to purchase Ordinary Shares at an exercise price of $11.50 (the “Private Placement Warrants”). We refer to the Public Warrants and the Private Placement Warrants together as the “Warrants.”

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (collectively, the “Selling Securityholders”), or their permitted transferees, of up to (i) 17,493,000 Ordinary Shares subscribed for by the Selling Securityholders, for a subscription price of $10.00 per share, in the context of the PIPE Financing (as defined in the Prospectus), (ii) 6,250,000 Ordinary Shares issued to the Sponsor in exchange for OACB’s Class B Ordinary Shares, par value $0.0001 (which were purchased by the Sponsor for $25,000 or approximately $0.004 per share) in connection with the Business Combination (as defined in the Prospectus), (iii) 4,666,667 Ordinary Shares issuable upon exercise of Private Placement Warrants, (iv) 186,206,553 Ordinary Shares issued to former shareholders of Alvotech Holdings S.A. (“Alvotech Holdings”) in exchange for their Alvotech Holdings Ordinary Shares (as defined in the Prospectus) in connection with the Business Combination (subject to vesting and lockups) at an equity consideration value of $10.00 per share, (v) 5,000,000 Ordinary Shares subscribed for by Alvogen Lux Holdings S.à.r.l. and Aztiq Pharma Partners S.à.r.l., for a subscription price of $10.00 per share, in the context of the Alvogen-Aztiq Loan Advance Conversion (as defined in the Prospectus), and (vi) 4,666,667 Private Placement Warrants, which were purchased by the Sponsor at a price of $1.50 per warrant.

The Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “ALVO” and “ALVOW,” respectively. On September 21, 2022, the closing price of the Ordinary Shares on Nasdaq was $7.66. The Ordinary Shares are also listed on the Nasdaq First North Growth Market (“Nasdaq First North”) under the symbol “ALVO.”

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” under applicable SEC rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company disclosure requirements.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in our securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is September 23, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On September 22, 2022, Alvotech announced the launch of Alvotech’s Hukyndra®, a high-concentration, low-volume, citrate-free formulation, biosimilar to Humira® (adalimumab) in Switzerland.

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-266881) of Alvotech and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: September 23, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer

Exhibit 99.1

Alvotech and STADA increase access to adalimumab for patients in Switzerland with the launch of Hukyndra®

•	Hukyndra® increases availability of high-concentration, low-volume, citrate-free presentations of adalimumab

•	Exclusive partnership between Alvotech and STADA in Europe includes Hukyndra® and six biosimilar candidates

REYKJAVIK ICELAND; BAD VILBEL, GERMANY (September 22, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, and STADA Arzneimittel AG (STADA), announced today the launch of Hukyndra®, a high-concentration, low-volume, citrate-free formulation, biosimilar to Humira® (adalimumab), in Switzerland.

Hukyndra (adalimumab) is marketed by Spirig HealthCare AG, STADA’s subsidiary in Switzerland. Hukyndra is available in 80 mg/0.8 mL and 40 mg/0.4 mL presentations in a safety device for self-administration and 40 mg/0.4 mL in a pre-filled auto-inject pen, designed with the ease of patients in mind.

“Significant unmet needs for access to biologics exist for patients across Europe,” said Bryan Kim, Head of Global Specialty, EVP of STADA. “Our partnership with Alvotech enables STADA to deliver a broad range of high-quality biosimilars to European patients. Launches of Hukyndra in multiple markets is evidence of our commitment to broader access to critical therapies.”

Anil Okay, Chief Commercial Officer of Alvotech, remarked, “We are pleased to leverage Alvotech’s strength as a purpose-built end-to-end biosimilars development and manufacturing platform through our partnership with STADA, to broaden patient access to cost-effective biologics across Europe.”

STADA and Alvotech announced an exclusive partnership agreement in November 2019, that spans Hukyndra and six biosimilar candidates in total, across autoimmunity, oncology, and ophthalmology indications. Alvotech is responsible for development and manufacturing, while STADA is responsible for the commercialization.

In November 2021, STADA received approval from the European Commission for Hukyndra, in the 27 EU member states, plus Norway, Iceland and Lichtenstein. The biosimilar has now also been approved in the UK and Switzerland. Hukyndra has already launched in Austria, Estonia, France, Finland, Germany, Lithuania, Slovakia, and Sweden.

STADA is supporting Hukyndra’s launches in individual national markets through tailored educational materials as well as dedicated patient support programs.

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About Hukyndra (adalimumab)

Hukyndra is a monoclonal antibody and a biosimilar to Humira® (adalimumab) that inhibits tumor necrosis factor. Hukyndra has been approved in the EU, Norway, Iceland, Lichtenstein, the UK, Switzerland, and Canada (as Simlandi™). Dossiers are under review in multiple countries, including in the United States.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

About STADA Arzneimittel AG

STADA Arzneimittel AG is headquartered in Bad Vilbel, Germany. The company focuses on a three-pillar strategy consisting of generics, specialty pharma and consumer healthcare products. Worldwide, STADA sells its products in approximately 120 countries. In financial year 2021, STADA achieved group sales of EUR 3,249.5 million and reported earnings before interest, taxes, depreciation, and amortization (EBITDA) of EUR 776.5 million. As of 31 December 2021, STADA employed 12,520 people worldwide.

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Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech. For example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory review and interactions, the success of its commercial partnerships, including its partnership with STADA, the potential approval and commercial launch of its product candidates, the timing of regulatory approvals and market launches, the estimated size of the total addressable market of Alvotech’s pipeline products, and the commercial success of Hukyndra in Switzerland and other countries. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (9) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (10) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (11) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (12) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (13) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (14) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (15) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (16) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

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CONTACTS

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]alvotech.com

STADA information for journalists

STADA Arzneimittel AG - Media Relations

Stadastrasse 2-18, 61118 Bad Vilbel - Germany

Phone: +49 (0) 6101 603-165

E-Mail: press@stada.de

Or visit us on the Internet at www.stada.com/press

STADA information for capital market participants

STADA Arzneimittel AG - Investor & Creditor Relations

Stadastrasse 2-18, 61118 Bad Vilbel – Germany

Phone: +49 (0) 6101 603-4689

Fax: +49 (0) 6101 603-215

E-mail: ir@stada.de

Or visit us on the Internet at www.stada.com/investor-relations

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